UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026 (Report No. 4)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of the Special General Meeting of Shareholders

On November 10, 2026, Maris-Tech Ltd. (the “Company”) held a Special General Meeting of Shareholders (the “Meeting”) to consider the proposal to approve one or more potential reverse share splits of the Company's ordinary shares, at the discretion of the Company’s Board of Directors, subject to a maximum cumulative ratio of 1-for-250, during the 18 months following the Meeting (the “Proposal”).

The Meeting was initially convened at 3:00 p.m. (Israel time). As a quorum was not present at the scheduled time, the Meeting was adjourned and reconvened at 5:00 p.m. (Israel time). At the adjourned Meeting, a quorum was present, and the Company’s shareholders approved the Proposal as described in the Company’s Notice of Meeting, Proxy Statement included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on October 20, 2026.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-274826 and 333-297307) and Registration Statements on Form F-3 (Registration No. 333-270330 and No. 333-294280), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: November 10, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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